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VF 3-23-05

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Wealth Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. Kirkwood Road, Suite 300
(No. and Street)

St. Louis, MO 63122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Smith 314-966-0033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson, PC
(Name – *if individual, state last, first, middle name*)

209A East Green Meadows, Columbia, MO 65203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 3-28-2005

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, James E. Matush, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Wealth Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KAREN BILLINGS BLUMEYER
Notary Public Notary Seal
State of Missouri
St. Louis County
My Commission Expires 4/30/2008

Signature

CEO
Title

Karen Billings Blumeyer
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Supplemental Information)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note D)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note E)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

Trinity Wealth Securities, LLC

December 31, 2004

Trinity Wealth Securities, LLC

TABLE OF CONTENTS

December 31, 2004

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292


MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

We have audited the accompanying balance sheets of Trinity Wealth Securities, LLC (a limited liability company) as of December 31, 2004 and 2003 and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 8 through 13 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under of the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Horton & Carlson PC

Columbia, Missouri
February 25, 2005

Mexico • Sedalia • Marshall • Columbia

Trinity Wealth Securities, LLC

BALANCE SHEETS

	December 31 2004	December 31 2003
ASSETS		
CURRENT ASSETS		
Cash in bank	$58,839	$ 9,762
Commissions receivable	19,099	7,128
	$77,938	$16,890
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ ---	$ 5,000
Commissions payable	17,050	6,027
	17,050	11,027
MEMBERS' EQUITY	60,888	5,863
	$77,938	$16,890

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

STATEMENTS OF INCOME

	Year ended December 31	
	2004	2003
Sales		
Commissions received	$194,696	$248,737
Cost of Sales		
Commissions paid	10,303	23,948
GROSS PROFIT	184,393	224,789
Overhead Expenses		
Office expense	107	---
Professional fees	2,739	4,228
Licenses and permits	7,733	9,366
TOTAL OVERHEAD EXPENSES	10,579	13,594
NET INCOME	$173,814	$211,195

See accompanying notes to financial statements.

Trinity Wealth Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

December 31, 2004

BALANCE AT DECEMBER 31, 2002	$ 105,168
Net income	211,195
Distributions	(310,500)
BALANCE AT DECEMBER 31, 2003	5,863
Net income	173,814
Contributions	20,000
Distributions	(138,789)
BALANCE AT DECEMBER 31, 2004	$ 60,888

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 173,814	$ 211,195
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Commissions receivable	(11,971)	9,998
Accounts payable	(5,000)	5,000
Commissions payable	11,023	3,656
NET CASH PROVIDED BY OPERATING ACTIVITIES	167,866	229,849
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	20,000	---
Distributions	(138,789)	(310,500)
NET CASH USED IN FINANCING ACTIVITIES	(118,789)	(310,500)
CHANGE IN CASH AND CASH EQUIVALENTS	49,077	(80,651)
Cash and cash equivalents at beginning of year	9,762	90,413
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 58,839	$ 9,762

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows. No cash was paid for interest or taxes in 2004 or 2003.

See accompanying notes to financial statements.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2004 and 2003 all of the Company's commissions receivable and payable were less than 30 days old.

Income Taxes: The Company has elected to be taxed as a partnership. As such, all items of income and expense are passed through to the limited liability company's members to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees. All registered representatives are also members of the Company. Commissions paid to members are treated as draws and no taxes are withheld.

NOTE B--RELATED PARTY TRANSACTIONS

During 2003 the Company was owned by James Matush, Jr. and HB Investments. James Matush, Jr. and HB Investors were also equal members in Trinity Wealth Advisors, LLC. HB Investors withdrew its membership from the Companies in 2004 and was replaced by Jim Evens, Tom Grady, Alan Smith and Eric Steiner. Jim Matush, Jr. is designated as CEO and Eric Steiner is designated as managing partner. Profit-sharing is based upon a number of variables. Cash distributions and contributions in 2004 were as follows:

	Distributions	Contributions	Net
Jim Evens	$ 6,198	$ ---	$ 6,198
Tom Grady	53	---	53
HB Investors	5,000	20,000	(15,000)
James Matush, Jr.	97,615	2,600	95,015
Alan Smith	13,324	---	13,324
Eric Steiner	2,149	---	2,149

NOTE C--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2004 the Company had net capital of $60,888. ($55,888 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 28.00%. On December 31, 2003 the Company had net capital of $5,863. ($863 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 188.08%.

NOTE D--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2004 and 2003, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE E--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2004 and 2003 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

Trinity Wealth Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 13c3-1(1)

	December 31 2004	December 31 2003
NET CAPITAL		
Ownership Equity	$ 60,888	$ 5,863
Less non-allowable assets--None	---	--
TOTAL ALLOWABLE CAPITAL	60,888	5,863
Less Haircuts on Investments--None	---	---
TOTAL NET CAPITAL	60,888	5,863
MINIMUM NET CAPITAL REQUIREMENT	(5,000)	(5,000)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$ 55,888	$ 863
TOTAL AGGREGATE INDEBTEDNESS	$17,050	$ 11,027
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	28.00%	188.08%

See independent auditors' report

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

In planning and performing our audits of the financial statements and supplemental schedules of Trinity Wealth Securities, LLC for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparison.

2) Recordation of differences required by Rule 17a-13.

3) Compliance with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mexico • Sedalia • Marshall • Columbia

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
February 25, 2005

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

James Matush, Jr.
Trinity Wealth Securities, LLC
333 S. Kirkwood Road, Suite 300
Kirkwood, Missouri

We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of Trinity Wealth Securities, LLC. as of December 31, 2004 and have issued our report thereon dated February 25, 2005

In planning and performing our audit of the financial statements and supplemental schedules of Trinity Wealth Securities, LLC for the year ended December 31, 2004, we also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

We noted certain matters involving the compliance with the Patriot Act and NASD Rule 3011 that we consider to be reportable conditions. Reportable conditions involve matters coming to out attention relating to significant deficiencies related to practices and procedures that, in our judgment, could adversely affect the Company's ability to comply with the Patriot Act and NASD Rule 3011. Reportable conditions are described in the accompanying schedule of findings and questioned costs.

A material weakness is a condition in which the design or implementation of one or more of the internal control components does not reduce to a relatively low level the risk that noncompliance with the applicable rules and regulations regarding the Patriot Act and NASD Rule 3011 could occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of these practices and procedures would not necessarily disclose all matters in respect to anti money laundering that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses. However, we consider the following reportable conditions to be material weaknesses:

1) The firm failed to prepare an adequate written AML Compliance Program
2) The firm failed to check new customer applications against the suspected terrorist list available at OFAC
3) The firm failed to prepare an adequate written Customer Identification Program (including disclosure to customers about the CIP)

We understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. As described in the accompanying schedule of findings and questioned costs, the Company was not in compliance with the requirements regarding NASD Rule 3011 and the Patriot Act.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
February 25, 2005

Trinity Wealth Securities, LLC

SCHEDULE OF FINDINGS AND QUESTIONED COSTS

December 31, 2004

SUMMARY OF AUDIT RESULTS

1) The auditor's report expresses an unqualified opinion on the financial statement of Trinity Wealth Securities, LLC.
2) No reportable conditions regarding internal control over financial reporting material to the financial statements of Trinity Wealth Securities, LLC were disclosed during the audit.
3) Three reportable conditions regarding compliance with the provisions of the Patriot Act and NASD Rule 3011 disclosed during the audit are reported in the *Independent Auditor's Report on AML Compliance Required by the Patriot Act and NASD Rule 3011*. These conditions are considered to be material weaknesses.

FINDINGS - AUDIT OF AML COMPLIANCE WITH THE PATRIOT ACT AND NASD RULE 3011

1) The firm failed to prepare an adequate written AML Compliance Program
2) The firm failed to check new customer applications against the suspected terrorist list available at OFAC
3) The firm failed to prepare an adequate written Customer Identification Program (including disclosure to customers about the CIP)

QUESTIONED COSTS

1) None